ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated February 26, 2013



Optimization

JPMorgan Chase & Co. Buffered Autocallable Optimization Securities
Linked to the SPDR® S&P 500® ETF Trust due on or about August 29, 2014

Investment Description

Buffered Autocallable Optimization Securities are unsecured and unsubordinated debt securities issued by JPMorgan Chase & Co. ("JPMorgan Chase") (each, a "Security" and collectively, the "Securities") linked to the performance of a specific exchange-traded fund (the "Fund"). The Securities are designed for investors who believe that the price of one share of the Fund will remain flat or increase during the term of the Securities. If the Fund closes at or above the Initial Share Price (subject to adjustments, in the sole discretion of the calculation agent, in the case of certain events described in the accompanying product supplement no. UBS-7-II under "General Terms of Securities — Anti-Dilution Adjustments") on any Observation Date, JPMorgan Chase will automatically call the Securities and pay you a Call Price equal to the principal amount per Security *plus* a Call Return. The Call Return increases the longer the Securities are outstanding. If by maturity the Securities have not been called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount of 5.00%, JPMorgan Chase will repay the principal amount at maturity. However, if the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount, JPMorgan Chase will repay less than the principal amount, resulting in a loss on your investment that is equal to the percentage decline in the price of one share of the Fund in excess of the Buffer Amount. You will receive a positive return on the Securities only if the Fund closes at a price equal to or above the Initial Share Price on any Observation Date, including the Final Valuation Date.

Investing in the Securities involves significant risks. The Securities do not pay interest. You may lose up to 95% of your principal amount if the Securities have not been called and the percentage decline from the Initial Share Price to the Final Share Price is greater than the Buffer Amount. The downside market exposure to the Fund is subject to the Buffer Amount only at maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Features

❑ **Call Return:** JPMorgan Chase will automatically call the Securities for a Call Price equal to the principal amount *plus* a Call Return if the closing price of one share of the Fund on any Observation Date is equal to or greater than the Initial Share Price. The Call Return increases the longer the Securities are outstanding. If the Securities are not called, investors will have the potential for downside equity market risk at maturity.

❑ **Buffered Downside Market Exposure:** If you hold the Securities to maturity, the Securities have not been called on any Observation Date, including the Final Valuation Date, and the percentage decline from the Initial Share Price to the Final Share Price is equal to or less than the Buffer Amount, JPMorgan Chase will repay the principal amount of your Securities. However, if the percentage decline from the Initial Share Price to the Final Share Price is greater than the Buffer Amount, JPMorgan Chase will pay you less than the principal amount of your Securities, resulting in a loss that is equal to the percentage decline in the Fund in excess of the Buffer Amount. Accordingly, you could lose up to 95% of the principal amount. The downside market exposure to the Fund is subject to the Buffer Amount only at maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of JPMorgan Chase.

Key Dates

Trade Date[1]	February 26, 2013
Settlement Date[1]	February 28, 2013
Observation Dates[2]	Quarterly, beginning August 26, 2013 (see page 4)
Final Valuation Date[2]	August 25, 2014
Maturity Date[2]	August 29, 2014

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Observation Dates, the Final Valuation Date and/or the Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Securities — Call Feature" and "Description of Securities — Payment at Maturity" in the accompanying product supplement no. UBS-7-II.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. JPMORGAN CHASE IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE FUND, SUBJECT TO THE BUFFER AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-7 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. UBS-7-II AND UNDER "RISK FACTORS" BEGINNING ON PAGE US-1 OF THE ACCOMPANYING UNDERLYING SUPPLEMENT NO. 1 BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE UP TO 95% OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Buffered Autocallable Optimization Securities linked to the SPDR® S&P 500® ETF Trust. The Securities are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The Call Return rate and Initial Share Price will be determined on the Trade Date. The Call Return rate is expected to be, but will not be less than, the rate listed below.

Fund	Call Return Rate	Initial Share Price	Buffer Amount	CUSIP	ISIN
SPDR® S&P 500® ETF Trust	At least 6.00% per annum	$•	5%	48124B659	US48124B6598

See "Additional Information about JPMorgan Chase & Co. and the Securities" in this free writing prospectus. The Securities will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. UBS-7-II dated September 19, 2012, underlying supplement no. 1-I dated November 14, 2011 and this free writing prospectus. *The terms of the Securities as set forth in this free writing prospectus, to the extent they differ or conflict with those set forth in product supplement no. UBS-7-II, will supersede the terms set forth in product supplement no. UBS-7-II.*

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement, product supplement no. UBS-7-II and underlying supplement no. 1-I. Any representation to the contrary is a criminal offense.

Offering of Securities	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the SPDR® S&P 500® ETF Trust		$10		$0.15		$9.85

[1] The price to the public includes the estimated cost of hedging our obligations under the Securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on page PS-25 of the accompanying product supplement no. UBS-7-II.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.15 per $10 principal amount Security.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Securities

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-7-II, underlying supplement no. 1-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these Securities are a part, and the more detailed information contained in product supplement no. UBS-7-II dated September 19, 2012 and underlying supplement no. 1-I dated November 14, 2011. **This free writing prospectus, together with the documents listed below, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-7-II and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the Securities involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

◆ Product supplement no. UBS-7-II dated September 19, 2012:
http://www.sec.gov/Archives/edgar/data/19617/000095010312004859/crt_dp32947-424b2.pdf

◆ Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

◆ Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

◆ Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this free writing prospectus, the "issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 95% of your principal amount.

♦ You can tolerate a loss of up to 95% of your principal amount and are willing to make an investment that has comparable downside market risk as an investment in the Fund, subject to the Buffer Amount at maturity.

♦ You believe the Fund will close at or above the Initial Share Price on one of the specified Observation Dates, including the Final Valuation Date.

♦ You understand and accept that you will not participate in any appreciation in the price of one share of the Fund and that your potential return is limited to the applicable Call Return.

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Fund.

♦ You would be willing to invest in the Securities if the Call Return rate were set equal to 6.00% per annum (the actual Call Return rate will be set on the Trade Date and is expected to be, but will not be less than, 6.00% per annum).

♦ You do not seek current income from this investment and are willing to forgo dividends paid on the Fund.

♦ You are willing to invest in securities that may be called early or you are otherwise willing to hold such securities to maturity, a term of approximately 18 months.

♦ You accept that there may be little or no secondary market for the Securities and that any secondary market will depend in large part on the price, if any, at which J.P. Morgan Securities LLC ("JPMS"), is willing to trade the Securities.

♦ You are willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of up to 95% of your principal amount.

♦ You cannot tolerate a loss of up to 95% of your principal amount and are unwilling to make an investment that has comparable downside market risk as an investment in the Fund, subject to the Buffer Amount at maturity.

♦ You require an investment designed to provide a full return of principal at maturity.

♦ You do not believe the Fund will close at or above the Initial Share Price on any of the specified Observation Dates, including the Final Valuation Date.

♦ You seek an investment that participates in the full appreciation in the price of one share of the Fund or that has unlimited return potential.

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Fund.

♦ You would not be willing to invest in the Securities if the Call Return rate were set equal to 6.00% per annum (the actual Call Return rate will be set on the Trade Date and is expected to be, but will not be less than, 6.00% per annum).

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from this investment or prefer to receive the dividends paid on the Fund.

♦ You are unable or unwilling to hold securities that may be called early, or you are otherwise unable or unwilling to hold such securities to maturity, a term of approximately 18 months, or you seek an investment for which there will be an active secondary market.

♦ You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this free writing prospectus, "Risk Factors" in the accompanying product supplement no. UBS-7-II and "Risk Factors" in the accompanying underlying supplement no. 1-I for risks related to an investment in the Securities.

Indicative Terms

Issuer	JPMorgan Chase & Co.
Issue Price	$10.00 per Security
Fund	SPDR® S&P 500® ETF Trust
Principal Amount	$10 per Security (subject to a minimum purchase of 100 Securities or $1,000)
Term[1]	Approximately 18 months, unless called earlier
Call Feature	The Securities will be called if the closing price of one share of the Fund on any Observation Date is equal to or greater than the Initial Share Price. If the Securities are called, JPMorgan Chase will pay you on the applicable Call Settlement Date a cash payment per Security equal to the Call Price for the applicable Observation Date.
Observation Dates[1,2]	The first Observation Date will occur on August 26, 2013 (6 months after the Trade Date); the Observation Dates will occur quarterly thereafter on November 25, 2013, February 25, 2014, May 27, 2014 and August 25, 2014 (Final Valuation Date)
Call Settlement Dates[2]	2nd business day following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the Maturity Date.
Call Return	The Call Return increases the longer the Securities are outstanding and is based upon the expected rate of 6.00% per annum. The actual Call Return rate will be determined on the Trade Date and is expected to be, but will not be less than, 6.00% per annum.
Call Price	The Call Price equals the principal amount per Security *plus* the applicable Call Return. The table below assumes a Call Return rate of 6.00% per annum.*

Observation Dates[2]	Call Settlement Dates[2]	Call Return (numbers below assume a rate of 6.00% per annum)	Call Price (per $10)
August 26, 2013	August 28, 2013	3.00%	$10.30
November 25, 2013	November 27, 2013	4.50%	$10.45
February 25, 2014	February 27, 2014	6.00%	$10.60
May 27, 2014	May 29, 2014	7.50%	$10.75
August 25, 2014 (Final Valuation Date)	August 29, 2014 (Maturity Date)	9.00%	$10.90

	* The actual Call Return rate will be set on the Trade Date and is expected to be, but will not be less than, 6.00% per annum.
Payment at Maturity (per $10 Security)	**If the Securities are not automatically called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount,** we will pay you a cash payment at maturity of $10 per $10 principal amount Security. **If the Securities are not automatically called and the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount,** we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Security, equal to: $10 × (1 + Fund Return + Buffer Amount) *Accordingly, you will incur a loss equal to the Fund's decline in excess of the Buffer Amount and you may lose up to 95% of your principal at maturity, depending on how much the Fund declines.*
Fund Return	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price[3]	The closing price of one share of the Fund on the Trade Date, *divided* by the Share Adjustment Factor
Final Share Price	The closing price of one share of the Fund on the Final Valuation Date
Share Adjustment Factor[3]	Set equal to 1.0 on the Trade Date
Buffer Amount	5.00%

[1] See footnote 1 under "Key Dates" on the front cover

[2] See footnote 2 under "Key Dates" on the front cover

[3] Subject to adjustment upon the occurrence of certain events affecting the Fund as described under "General Terms of Securities — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-7-II.

Investment Timeline

Trade Date

The closing price of one share of the Fund is determined and the Call Return rate is set.

Observation Dates

The Securities will be called if the closing price of one share of the Fund on any Observation Date is equal to or greater than the Initial Share Price.

If the Securities are called, JPMorgan Chase will pay the Call Price for the applicable Observation Date. This payment is equal to the principal amount *plus* an amount based on the Call Return rate.

Maturity Date

The Final Share Price is determined as of the Final Valuation Date.

If the Securities are not automatically called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount, JPMorgan Chase will pay you a cash payment at maturity of $10 per $10 principal amount Security.

If the Securities are not automatically called and the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount, we will pay you a cash payment at maturity that is less than $10 per $10 principal amount Security, equal to:

$10 × (1 + Fund Return + Buffer Amount) per $10 principal amount Security

Accordingly, you will incur a loss equal to the Fund's decline in excess of the Buffer Amount and you may lose up to 95% of your principal at maturity, depending on how much the Fund declines.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Securities?

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-7-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of Securities.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Securities as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your Securities should be treated as short-term capital gain or loss unless you hold your Securities for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Securities at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the Securities, in which case the timing and character of any income or loss on the Securities could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Securities, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders – Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2013 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Securities are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to Securities held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-7-II and the "Risk Factors" section of the accompanying underlying supplement no. 1-I. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

Risks Relating to the Securities Generally

♦ **Your Investment in the Securities May Result in a Loss of Up to 95% of Your Principal** — The Securities differ from ordinary debt securities in that JPMorgan Chase will not necessarily repay the full principal amount of the Securities. If the Securities are not called and the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount, JPMorgan Chase will repay less than the full principal amount at maturity by a percentage equal to the excess decline. Under these circumstances, you will lose 1% of your principal for every 1% that the Fund has declined by more than the Buffer Amount and you could lose up to 95% of your principal amount. As a result, your investment in the Securities may not perform as well as an investment in a security that does not have the potential for downside exposure to the Fund at maturity.

♦ **Credit Risk of JPMorgan Chase & Co.** — The Securities are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank *pari passu* with all of our other unsecured and unsubordinated obligations. The Securities are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any repayment of principal, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Securities and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the Securities. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

♦ **Downside Market Exposure to the Fund Is Buffered Only If You Hold the Securities to Maturity** — If you are able to sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss relative to your initial investment even if the Fund has not declined by more than the Buffer Amount. If by maturity the Securities have not been called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount, JPMorgan Chase will repay the principal amount at maturity. However, if the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount, JPMorgan Chase will repay less than the principal amount, resulting in a loss on your investment that is equal to the percentage decline in the price of one share of the Fund in excess of the Buffer Amount. Downside market exposure to the Fund is buffered only if you hold your Securities to maturity.

♦ **Limited Return on the Securities** — Your potential gain on the Securities will be limited to the applicable Call Return, regardless of the appreciation in the closing price of one share of the Fund, which may be significant. Because the Call Return increases the longer the Securities have been outstanding and the Securities can be called as early as the first Observation Date, the term of the Securities could be cut short and the return on the Securities would be less than if the Securities were called at a later date. In addition, because the closing price of one share of the Fund at various times during the term of the Securities could be higher than on the Observation Dates and on the Final Valuation Date, you may receive a lower payment if the Securities are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Fund. Even though you will not participate in any potential appreciation of the Fund, you may be exposed to the Fund's downside market risk in excess of the Buffer Amount.

♦ **The Probability That the Final Share Price Will Be Less Than the Initial Share Price by More Than the Buffer Amount on the Final Valuation Date Will Depend on the Volatility of the Fund** — "Volatility" refers to the frequency and magnitude of changes in the price of one share of the Fund. Greater expected volatility with respect to the Fund reflects a higher expectation as of the Trade Date that the price of one share of the Fund could decline by more than the Buffer Amount from the Trade Date to the Final Valuation Date, resulting in the loss of up to 95% of your principal amount. In addition, the Call Return rate is set on the Trade Date and depends in part on this expected volatility. However, the Fund's volatility can change significantly over the term of the Securities. The price of one share of the Fund could fall sharply, which could result in a significant loss of principal.

♦ **Reinvestment Risk** — If your Securities are called early, the holding period over which you would receive the per annum return of at least 6.00% could be as little as six months (the actual Call Return rate will be set on the Trade Date and is expected to be, but will not be less than, 6.00% per annum). There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable rate of return for a similar level of risk in the event the Securities are called prior to the maturity date.

♦ **No Periodic Interest Payments** — You will not receive any periodic interest payments on the Securities.

♦ **Potential Conflicts** — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Securities and the value of the Securities. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Securities declines. Please refer to "Risk Factors — Risks Relating to the Securities Generally" in the accompanying product supplement no. UBS-7-II for additional information about these risks.

In addition, we are currently one of the companies that make up the Fund and its underlying index. We will not have any obligation to consider your interests as a holder of the Securities in taking any corporate action that might affect the value of the Fund, its underlying index and the Securities.

♦ **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Securities Prior to Maturity** — While the payment on any Call Settlement Date or at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Securities, the original issue price of the Securities includes UBS's commission and the estimated cost of hedging our obligations under the Securities. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Securities" below. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **Investing in the Securities Is Not Equivalent to Investing in the Fund or the Equity Securities Composing the Fund** — Investing in the Securities is not equivalent to investing in the Fund or the equity securities held by the Fund. As an investor in the Securities, you will not have any ownership interest or rights in the Fund or the equity securities held by the Fund, such as voting rights, dividend payments or other distributions.

♦ **Your Return on the Securities Will Not Reflect Dividends on the Fund or the Equity Securities Composing the Fund** — Your return on the Securities will not reflect the return you would realize if you actually owned the Fund or the equity securities held by the Fund and received the dividends on the Fund or those equity securities. This is because the calculation agent will calculate the amounts payable to you on the Securities by reference to the closing price of one share of the Fund on the Observation Dates without taking into consideration the value of dividends on the Fund or the equity securities held by the Fund.

♦ **No Affiliation with the Fund or the Issuers of the Equity Securities Composing the Fund** — Although we are currently one of the companies that make up the Fund, we are not affiliated with the Fund or to our knowledge the other issuers of the equity securities composing the Fund. We have not independently verified the information about the Fund or the other issuers of the equity securities composing the Fund contained in this free writing prospectus. You should make your own investigation into the Fund and the issuers of the equity securities composing the Fund. We are not responsible for the public disclosure of information by the Fund or the other issuers of the equity securities composing the Fund, whether contained in SEC filings or otherwise.

♦ **Lack of Liquidity** — The Securities will not be listed on any securities exchange. JPMS intends to offer to purchase the Securities in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which JPMS is willing to buy the Securities.

♦ **Hedging and Trading in the Fund** — While the Securities are outstanding, we or any of our affiliates may carry out hedging activities related to the Securities, including in the Fund or instruments related to the Fund. We or our affiliates may also trade in the Fund or instruments related to the Fund from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Securities could adversely affect whether the Securities will be automatically called and our payment to you at maturity if not previously called. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the Securities declines.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates** — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Fund and could affect the value of the Fund, and therefore the market value of the Securities.

♦ **Tax Treatment** — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on the Market Price of the Fund** — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Fund may adversely affect the market price of the Fund and, therefore, the market value of the Securities.

♦ **Market Disruptions May Adversely Affect Your Return** — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Fund on an Observation Date, determining if the Securities are to be automatically called, calculating the Fund Return if the Securities are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Securities, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Securities — Market Disruption Events" in the accompanying product supplement no. UBS-7-II.

♦ **Many Economic and Market Factors Will Impact the Value of the Securities** — In addition to the value of the Fund and interest rates on any trading day, the value of the Securities will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-7-II.

Risks Relating to the Fund

♦ **There Are Risks Associated with the Fund** — Although shares of the Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund's investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the Securities.

♦ **Differences Between the Fund and Its Underlying Index** — The Fund does not fully replicate its underlying index, and may hold securities not included in its underlying index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of its underlying index. All of these factors may lead to a lack of correlation between the Fund and its underlying index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and its underlying index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its underlying index.

♦ **Anti-Dilution Protection Is Limited** — Although the calculation agent will adjust the Initial Share Price for certain events affecting the Fund, the calculation agent is not required to make an adjustment for every event that can affect the Fund. If an event occurs that does not require the calculation agent to adjust the Initial Share Price, the market value of your Securities, whether the Securities will be automatically called and the payment at maturity if not previously called may be materially and adversely affected.

Hypothetical Examples

The examples below illustrate the hypothetical payment upon a call or at maturity under different hypothetical scenarios for a $10.00 Security on an offering of the Securities with the following assumptions (the actual terms will be determined on the Trade Date; amounts have been rounded for ease of reference):

Principal Amount:	$10.00
Term:	Approximately 18 months (unless earlier called)
Initial Share Price:	$145.00
Call Return Rate:	6.00%* per annum, resulting in a Call Return of 3.00% of the principal amount if the Securities are called on the first Observation Date, 4.50% if the Securities are called on the second Observation Date, 6.00% if the Securities are called on the third Observation Date, 7.50% if the Securities are called on the fourth Observation Date and 9.00% if the Securities are called on the Final Valuation Date
Observation Dates:	Observation Dates will occur approximately 6, 9, 12, 15 and 18 months after the Trade Date as set forth under "Indicative Terms" in this free writing prospectus.
Buffer Amount:	5.00%

* The actual Call Return rate will be set on the Trade Date and is expected to be, but will not be less than, 6.00% per annum.

Example 1 — Securities Are Called on the First Observation Date

Closing Price at first Observation Date:	$150.00 (at or above Initial Share Price, Securities are called)
Call Price (per Security):	$10.30

Because the Securities are called on the first Observation Date, we will pay you on the applicable Call Settlement Date a total Call Price of $10.30 per $10.00 principal amount (3.00% return on the Securities).

Example 2 — Securities Are Called on the Final Valuation Date

Closing Price at first Observation Date:	$140.00 (below Initial Share Price, Securities NOT called)
Closing Price at second Observation Date:	$135.00 (below Initial Share Price, Securities NOT called)
Closing Price at third Observation Date:	$140.00 (below Initial Share Price, Securities NOT called)
Closing Price at fourth Observation Date:	$130.00 (below Initial Share Price, Securities NOT called)
Closing Price at Final Valuation Date:	$150.00 (at or above Initial Share Price, Securities are called)
Call Price (per Security):	$10.90

Because the Securities are called on the Final Valuation Date, we will pay you on the applicable Call Settlement Date (which coincides with the Maturity Date in this example) a total Call Price of $10.90 per $10.00 principal amount (9.00% return on the Securities). This reflects the maximum payment on the Securities.

Example 3 — Securities Are NOT Called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount

Closing Price at first Observation Date:	$140.00 (below Initial Share Price, Securities NOT called)
Closing Price at second Observation Date:	$135.00 (below Initial Share Price, Securities NOT called)
Closing Price at third Observation Date:	$140.00 (below Initial Share Price, Securities NOT called)
Closing Price at fourth Observation Date:	$130.00 (below Initial Share Price, Securities NOT called)
Closing Price at Final Valuation Date:	$137.75 (below Initial Share Price, Securities NOT called)
Settlement Amount (per Security):	$10.00

Because the Securities are not called and the percentage decline from the Initial Share Price to the Final Share Price does not exceed the Buffer Amount, at maturity we will pay you a total of $10.00 per $10.00 principal amount (a 0% return on the Securities).

Example 4 — Securities Are NOT Called and the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount

Closing Price at first Observation Date:	$140.00 (below Initial Share Price, Securities NOT called)
Closing Price at second Observation Date:	$135.00 (below Initial Share Price, Securities NOT called)
Closing Price at third Observation Date:	$140.00 (below Initial Share Price, Securities NOT called)
Closing Price at fourth Observation Date:	$130.00 (below Initial Share Price, Securities NOT called)
Closing Price at Final Valuation Date:	$72.50 (below Initial Share Price, Securities NOT called)
Settlement Amount (per Security):	$10.00 × (1 + Fund Return + Buffer Amount)
	$10.00 × (1 + -50% + 5%)
	$5.50

Because the Securities are not called and the percentage decline from the Initial Share Price to the Final Share Price exceeds the Buffer Amount, at maturity we will pay you a total of $5.50 per $10.00 principal amount (a 45% loss on the Securities).

The hypothetical returns and hypothetical payments on the Securities shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

The Fund

Included on the following pages is a brief description of the Fund. This information has been obtained from publicly available sources, without independent verification. Set forth below is a table that provides the quarterly high and low closing prices of one share of the Fund. The information given below is for the four calendar quarters in each of 2008, 2009, 2010, 2011 and 2012. Partial data is provided for the first calendar quarter of 2013. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg"), without independent verification. You should not take the historical prices of the Fund as an indication of future performance.

The SPDR® S&P 500® ETF Trust

The SPDR® S&P 500® ETF Trust is a registered investment company whose Trust Units (which we refer to as "shares") represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index. The SPDR® S&P 500® ETF Trust's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index, which we refer to as the Underlying Index with respect to the SPDR® S&P 500® ETF Trust. The S&P 500® Index consists of 500 component stock selected to provide a performance benchmark for the U.S. equity markets. Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov. In addition, information about the SPDR® S&P 500® ETF Trust may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. For additional information about the SPDR® S&P 500® ETF Trust, see the information set forth under "Fund Descriptions — The SPDR® S&P 500® ETF Trust" in the accompanying underlying supplement no. 1-I.

Historical Information Regarding the SPDR® S&P 500® ETF Trust

The following table sets forth the quarterly high and low closing prices of one share of the SPDR® S&P 500® ETF Trust, based on daily closing prices as reported by Bloomberg, without independent verification. The closing price of one share of the Fund on February 25, 2013 was $149.01. The actual Initial Share Price will be the closing price of one share of the Fund on the Trade Date. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for certain actions such as stock splits.

Since its inception, the price of the Fund has experienced significant fluctuations. The historical performance of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Fund during the term of the Securities. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment at maturity in excess of the Buffer Amount, subject to the creditworthiness of JPMorgan Chase. We make no representation as to the amount of dividends, if any, that the Fund will pay in the future. In any event, as an investor in the Securities, you will not be entitled to receive dividends, if any, that may be payable on the Fund.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Close
1/1/2008	3/31/2008	$144.94	$127.90	$131.89
4/1/2008	6/30/2008	$143.08	$127.69	$128.04
7/1/2008	9/30/2008	$130.70	$111.38	$116.54
10/1/2008	12/31/2008	$116.00	$75.95	$90.33
1/1/2009	3/31/2009	$93.44	$68.11	$79.44
4/1/2009	6/30/2009	$95.09	$81.00	$91.92
7/1/2009	9/30/2009	$107.33	$87.95	$105.56
10/1/2009	12/31/2009	$112.67	$102.54	$111.44
1/1/2010	3/31/2010	$117.40	$105.87	$116.99
4/1/2010	6/30/2010	$121.79	$103.22	$103.22
7/1/2010	9/30/2010	$114.79	$102.20	$114.12
10/1/2010	12/31/2010	$125.92	$113.75	$125.78
1/1/2011	3/31/2011	$134.57	$126.21	$132.51
4/1/2011	6/30/2011	$136.54	$126.81	$131.97
7/1/2011	9/30/2011	$135.46	$112.26	$113.17
10/1/2011	12/31/2011	$128.68	$109.93	$125.50
1/1/2012	3/31/2012	$141.61	$127.49	$140.72
4/1/2012	6/30/2012	$141.79	$128.10	$136.27
7/1/2012	9/30/2012	$147.24	$133.51	$143.93
10/1/2012	12/31/2012	$146.27	$135.70	$142.52
1/1/2013	2/25/2013*	$153.20	$145.53	$149.01

*As of the date of this free writing prospectus, available information for the first calendar quarter of 2013 includes data for the period from January 1, 2013 through February 25, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2013.

The graph below illustrates the daily performance of the Fund from January 2, 2003 through February 25, 2013, based on information from Bloomberg, without independent verification.

Past performance of the Fund is not indicative of the future performance of the Fund.



Source: Bloomberg

Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Securities that it purchases from us to its affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and containing the final pricing terms of the Securities.

Subject to regulatory constraints, JPMS intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-25 of the accompanying product supplement no. UBS-7-II.